EXHIBIT 17.3

From: Scott Sullinger
Date: Thu, 17 May 2012 17:41:21 -0700
To: <dt
Cc: <jgonzales;Joe Fitzgerald Chuck Bellavia jorgegranier; andrew.rosengard; Syed Zaidi

Subject: My Resignation from NeoMagic Board

Please consider this my formal resignation from the Board of Directors of NeoMagic Corporation effective immediately

This is due in part to:

The Company continues to operate without a Chief Financial Officer (CFO) or any significant financial executive;

The Company continues to operate without issuing financial reports, without sharing financial information with its directors and or its shareholders, has stopped having audited financial statements, and has "gone dark" with respect to filing audited financial statements with the SEC  and remained that way; and

There is a lack of strategic direction for the Company.

I wish the staff and shareholders of NeoMagic Corporation the very best.

Regards,

Scott Sullinger